                                                                    Exhibit 12.1


                                 USX CORPORATION
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                      TOTAL ENTERPRISE BASIS - (Unaudited)
                              CONTINUING OPERATIONS
           ----------------------------------------------------------
                              (Dollars in Millions)

                              First Quarter
                                  Ended           Year Ended December 31
                                 March 31      ----------------------------
                                2000   1999   1999   1998    1997   1996   1995
                                ----   ----   ----   ----    ----   ----   ----
Portion of rentals
  representing interest          $24    $26    $95   $105     $82    $78    $76
Capitalized interest               2      9     26     46      31     11     13
Other interest and fixed
  charges                        100     81    365    318     352    428    486
Pretax earnings which would
  be required to cover
  preferred stock dividend
  requirements of parent           3      4     14     15      20     37     46
                                ----   ----   ----   ----    ----   ----   ----
Combined fixed charges
  and preferred stock
  dividends (A)                 $129   $120   $500   $484    $485   $554   $621
                                ====   ====   ====   ====    ====   ====   ====
Earnings-pretax income
  with applicable
  adjustments (B)               $666   $454  $2098  $1671   $1761  $1887   $909
                                ====   ====   ====   ====    ====   ====   ====

Ratio of (B) to (A)             5.16   3.78   4.20   3.45    3.63   3.41   1.46
                                ====   ====   ====   ====    ====   ====   ====